# ACKNOWLEDGEMENT AND AGREEMENT

This Acknowledgement and Agreement is entered into as of August 13, 2013 by and between SECUREALERT, INC., a Utah corporation, having its principal place of business at 150 W. Civic Center Drive, Suite 400, Sandy, Utah 84070 ("SCRA") and SAPINDA ASIA LIMITED a British Virgin Islands corporation having its principal place of business at Rooms 803-4, 8/F, Hang San Wanchai Bldg., 200 Hennessy Road, Wanchai, Hong Kong ("Sapinda").

WHEREAS, SCRA and Sapinda entered into that certain Loan and Security Agreement dated as of December 3, 2012 (the "LSA"), whereby Sapinda can convert the principal and interest under the LSA into Common Stock of SCRA;

WHEREAS, the Parties hereto also entered into a certain Loan Agreement in the amount of $1,200,000 dated February 1, 2013 (the "Loan Agreement")

NOW THEREFORE, the Parties hereto agree as follows:

1.    Waiver of Penalties:    SCRA hereby agrees to waive all penalties and out of pocket expenses incurred by Sapinda under the LSA, due under Section 8 of the LSA.

2.    Acknowledgement of No Origination Fee:    Sapinda hereby acknowledges that it is not owed, by SCRA, an origination fee or any other fees (other than principal and accumulated interest) under the LSA.

3.    Filing of Registration Statement:    SCRA hereby commits to Sapinda that SCRA will file a registration statement with the Securities and Exchange Commission (the "SEC") for all shares which would be issued upon conversion of all principal and interest under the LSA into Common Shares of SCRA and any other securities SCRA deems it appropriate to register at that time. SCRA shall file such registration statement as soon as is commercially reasonable and with all due haste.

4.    Commitment to Convert:    Sapinda hereby commits and is bound to convert all principal and accrued interest under the LSA into Common Stock of SCRA no later than 15 calendar days following the effective date of the registration statement referenced in paragraph 4 above. Sapinda shall follow the procedure for conversion in paragraph 1.4 of the LSA.

5.    Cooperation:    The Parties hereto agree and commit to work together to accomplish the obligations set forth herein with each party bearing its own costs and expenses to accomplish the same. It is the Parties intent reduce SCRA's accumulation of interest debt under the LSA and provide freely tradable shares to Sapinda upon conversion of the principal and accumulated interest under the LSA.

6.    Choice of Law and Dispute Resolution:    This Agreement shall be governed by the laws of the State of New York. In the event of any controversy, claim or action arising out of or relating to this Agreement, or breach thereof, the Parties shall consult and negotiate with each

other and, recognizing their mutual interests, attempt in good faith to reach a mutually satisfactory solution. If the Parties are unable to reach a settlement within a period of twenty (20) calendar days, then, upon written notice by either Party to the other, any unresolved controversy or claim shall be settled by arbitration administered by the International Centre for Dispute Resolution (the "ICDR") in accordance with the provisions of its International Arbitration Rules. The number of arbitrators shall be one, selected in accordance with ICDR rules. The place of arbitration shall be New York City, New York (U.S.A.) and the language of the arbitration shall be English.

IN WITNESS WHEREOF, this Acknowledgement and Agreement has been duly executed and delivered as of the date first above written.

SECUREALERT, Inc.

By: _____
Guy Dubois
Chairman of the Board

SAPINDA ASIA LIMITED

By: _____
Lars Windhorst
Director